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Exhibit 21.1

ONYX PHARMACEUTICALS, INC.
SUBSIDIARIES OF THE REGISTRANT

Subsidiary Legal Name	State or other Jurisdiction of Incorporation
Onyx Therapeutics, Inc. (formerly Proteolix, Inc.)	Delaware
Onyx Pharmaceuticals International GmBH	Switzerland
Onyx Pharmaceuticals (UK) Limited	United Kingdom
Onyx Pharmaceuticals Luxembourg S.à.r.l	Luxembourg
Onyx Pharmaceuticals Singapore Pte. Ltd.	Singapore

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  Exhibit 21.1